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                           January 17, 2024

       Eva Renee Barnett
       Chief Financial Officer
       Immunovant, Inc.
       320 West 37th Street
       New York, NY 10018

                                                        Re: Immunovant, Inc.
                                                            Form 10-K for the
Fiscal Year Ended March 31, 2023
                                                            Filed May 22, 2023
                                                            File No. 001-38906

       Dear Eva Renee Barnett:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended March 31 , 2023

       Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations
       Research and Development Expenses, page 105

   1. You disclose on page 101 that you are currently developing batoclimab for myasthenia
                                                        gravis (   MG   ),
thyroid eye disease (   TED   ), chronic inflammatory demyelinating
                                                        polyneuropathy (   CIDP
  ) and Graves    disease (   GD   ). Please revise your future filings to
                                                        break out research and
development program expenses by each of these four
                                                        indications separately
for each period presented.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Eva Renee Barnett
Immunovant, Inc.
January 17, 2024
Page 2

       Please contact Vanessa Robertson at 202-551-3649 or Jenn Do at 202-551-3743 with any questions.



FirstName LastNameEva Renee Barnett                     Sincerely,
Comapany NameImmunovant, Inc.
                                                        Division of Corporation
Finance
January 17, 2024 Page 2                                 Office of Life Sciences
FirstName LastName